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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                (Amendment No. 1)


                            Gladstone Resources, Inc.
             --------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
             --------------------------------------------------------
                         (Title of Class of Securities)

                                   376684-10-6
             --------------------------------------------------------
                                 (CUSIP Number)

                                William L. Boeing
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                                 (214) 651-5553
                              (214) 651-5940 (fax)
             --------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 22, 1999
             --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D


                                                                                               Page 2 of 5 Pages
CUSIP No.  376684-10-6
----------------------------------------                                             --------------------------------------

---------------------------------------------------------------------------------------------------------------------------
             NAMES OF REPORTING PERSONS
      1      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                      EXCO Resources, Inc. / 74-1492779
---------------------------------------------------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)                                   (a)  [ ]
      2                                                                                                            (b)  [ ]

---------------------------------------------------------------------------------------------------------------------------
             SEC USE ONLY
      3

---------------------------------------------------------------------------------------------------------------------------
             SOURCE OF FUNDS (see instructions)
      4
                      OO
---------------------------------------------------------------------------------------------------------------------------
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
      5

---------------------------------------------------------------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION
      6
                      Texas
---------------------------------------------------------------------------------------------------------------------------
                                              SOLE VOTING POWER
                                      7
                                              0(1)(2)
                                 ------------------------------------------------------------------------------------------
          NUMBER OF                           SHARED VOTING POWER
           SHARES                     8
        BENEFICIALLY                          0
          OWNED BY               ------------------------------------------------------------------------------------------
            EACH                              SOLE DISPOSITIVE POWER
          REPORTING                   9
           PERSON                             0(1)(2)
            WITH                 ------------------------------------------------------------------------------------------
                                              SHARED DISPOSITIVE POWER
                                     10
                                              0
---------------------------------------------------------------------------------------------------------------------------
                                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               11
                                 0(1)(2)
---------------------------------------------------------------------------------------------------------------------------
                                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                  [ ]
               12                (see instructions)

---------------------------------------------------------------------------------------------------------------------------
                                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               13
                                 0%(1)(2)
---------------------------------------------------------------------------------------------------------------------------
               14                TYPE OF REPORTING PERSON (see instructions)

                                 CO
---------------------------------------------------------------------------------------------------------------------------

(1) The Reporting Person has terminated a Stock Option Agreement with Mr. E.B. Brooks, Jr. which entitled the Reporting Person to acquire 1,910,000 shares of Common Stock of the Issuer.

(2) The Reporting Person has terminated Shareholder Agreements with the holders of 1,053,000 shares of Common Stock of the Issuer, which would have required such shareholder to vote such shares in favor of a merger agreement between the Reporting Person and the Issuer.



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Item 1.           Security and Issuer.

         (a)      Title of Class of
                  Equity Securities:      Common Stock

         (b)      Name of Issuer:         Gladstone Resources, Inc.

         (c)      Address of Issuer's
                  Principal Executive Offices:       5646 Milton, Suite 210
                                                     Dallas, Texas 75206


Item 2.           Identity and Background.

         (a)      Name:                   EXCO Resources, Inc.

         (b)      State of
                  Organization:           Texas

         (c)      Principal Business:     Exploitation and development of oil
                                          and natural gas

         (d)      Principal Business
                  and Office Address:     5735 Pineland Drive
                                          Suite 235
                                          Dallas, Texas 75231

         (e)      Criminal Convictions during the past five years: None.

         (f) Whether, during the past five years, it was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws: None.


Item 3.           Source and Amount of Funds or Other Consideration.

                  No funds were expended by the Reporting Person in terminating the Stock Option Agreement or the Shareholder Agreements.



                                        3

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Item 4.           Purpose of the Transaction.

                  Because of the decrease in the value of the Issuer's assets, the Merger Agreement between the Issuer and the Reporting Person was never consummated. As a result, the Reporting Person, the Issuer and the Shareholders mutually agreed to the termination of the Stock Option Agreement and the Shareholder Agreements.

Item 5.           Interest in Securities of the Issuer.

(a) and (b):      See Items 7 through 11 on the cover page of this Amendment No.
                  1 to Schedule 13D.

(c) Transactions effected during the past sixty days or since the most recent filing on Schedule 13D: None.

(d) Rights of others known by the undersigned to receive or direct the receipt of dividends from, or the proceeds from the sale of, the securities: None.

(e)               January 22, 1999


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None.


Item 7.           Material to be Filed as Exhibits.

                  None.




                                        4

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 8, 1999
                                             EXCO RESOURCES, INC.



                                             By:    /s/ J. DOUGLAS RAMSEY
                                                    ----------------------------
                                             Name:  J. Douglas Ramsey
                                                    ----------------------------
                                             Title: Chief Financial Officer
                                                    ----------------------------